SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No.     )

ContraVir Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.0001 per share

(Title of Class of Securities)

21234 W 103

(CUSIP Number)

August 17, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 21234 W 103		13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Gabriele M. Cerrone

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 98,146(1)

	6	Shared Voting Power 5,105,433 (2)

	7	Sole Dispositive Power 98,146(1)

	8	Shared Dispositive Power 5,105,433 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,203,579 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.0 (3)

12	Type of Reporting Person* IN

(1)         Includes 20,000 shares of common stock issuable upon exercise of stock options.

(2)         Mr. Cerrone is a director of Panetta Partners Ltd. and in such capacity only exercises voting and dispositive control over securities owned by Panetta.

(3)         Based upon an aggregate of 37,055,863 shares of the Issuer’s issued and outstanding common stock as of August 17, 2016.

CUSIP No. 21234 W 103		13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Panetta Partners Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization BVI

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,105,433(1)

	7	Sole Dispositive Power

	8	Shared Dispositive Power 5,105,433(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,203,579(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.0 (3)

12	Type of Reporting Person* PN

(1)         Mr. Cerrone is a director of Panetta Partners, Ltd. and in such capacity only exercises voting and dispositive control over securities owned by Panetta.

(2)         Includes 20,000 shares of common stock issuable upon exercise of stock options.

(3)         Based upon an aggregate of 37,055,863 shares of the Issuer’s issued and outstanding common stock as of August 17, 2016.

Item 1(a).	Name of Issuer: ContraVir Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 399 Thornall Street, First Floor, Edison, NJ 08837

Item 2(a).	Name of Person Filing. Gabriele M. Cerrone Panetta Partners Ltd.
(b).	Address of Principal Business Office or, if none, Residence. Gabriele M. Cerrone Via Sant’ Andrea 18 Milan Italy 20121 Panetta Partners Ltd. P.O. Box 957 Road Town Tortola, British Virgin Islands
(c).	Citizenship. Gabriele M. Cerrone Italy Panetta Partners, Ltd. British Virgin Islands
Item 2(d).	Title of Class of Securities. Common Stock, $.0001 par value
Item 2(e).	CUSIP Number. 21234 W 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 5,203,579
(b) Percent of class: 14.0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 98,146
(ii) Shared power to vote or to direct the vote: 5,105,433
(iii) Sole power to dispose or to direct the disposition of: 98,146
(iv) Shared power to dispose or to direct the disposition of: 5,105,433

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2016

Gabriele M. Cerrone

/s/ Gabriele M.Cerrone

PANETTA PARTNERS LTD.

By:	/s/ Gabriele M. Cerrone
Gabriele M. Cerrone
Director